EXHIBIT 99.1

INFORMATION CIRCULAR

PRETIUM RESOURCES INC.
Suite 1600, 570 Granville Street
Vancouver, British Columbia  V6C 3P1

(all information as at April 10, 2014 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Pretium Resources Inc. (the “Company”, “we” or “us”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on Wednesday, May 14, 2014 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  All costs of this solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or non-registered shareholder) having one vote, unless a poll is required or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively.  To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66⅔% of the votes cast will be required.

Appointment of Proxyholders

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons named in the Proxy as Proxyholders.  To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

The persons named in the accompanying Proxy as Proxyholders are our directors or officers.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space.  On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy, provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank.  In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting.  At the time of printing this Information Circular, our management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing.  In the case of a corporation, the Proxy must be dated and duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with our transfer agent in accordance with the instructions and before the time set out in the Proxy.  Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion.  Non-registered shareholders that are OBOs (as defined below under “Non-registered Shareholders”) must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in our shareholder registry maintained by our registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognized to make motions or vote at the Meeting.

Non-registered Shareholders

Many Shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s, TFSA’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders: those who object to their name being made known to the issuers of securities which they own (called ‘OBOs’ for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called ‘NOBOs’ for Non-Objecting Beneficial Owners).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly to NOBOs.  We are not using the notice and access provisions of NI 54-101 this year.

Under the provisions of NI 54-101, we will be directly delivering proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”), together with the Notice of Meeting, this Information Circular and related documents from our transfer agent, Computershare Investor Services Inc. (“Computershare”).  These VIF’s are to be completed and returned to Computershare in the envelope provided, or by facsimile, or voted using the telephone or internet alternatives included on the VIF.  In this regard, Computershare is required to follow the voting instructions properly received from NOBOs.

Computershare will tabulate the results of the VIF’s received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIF’s they receive.  NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete the VIF’s that are to be returned to Computershare.

Should a NOBO wish to vote at the Meeting in person, the NOBO must insert the names of the NOBO (or the name of the person that the NOBO wants to attend and vote on the NOBO’s behalf) in the space provided on the VIF and return it to Computershare. If Computershare or the Company receives a written request that the NOBO or its nominee be appointed as proxy holder, if management is holding a proxy with respect to common shares beneficially owned by such NOBO, we will arrange, without expense to the NOBO, to appoint the NOBO or its nominee as proxy holder in respect of those common shares.  Under NI 54-101, unless corporate law does not allow it, if the NOBO or its nominee is appointed as proxy holder by the Company in this manner, the NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the meeting and any adjournment or postponement of the meeting.  If we receive such instructions at least one business day before the deadline for submission of proxies, we are required to deposit the proxy within that deadline, in order to appoint the NOBO or its nominee as proxy holder.  If a NOBO requests that the NOBO or its nominee be appointed as proxy holder, the NOBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the NOBOs vote to be counted.

NOBOs that wish to change their vote must, in sufficient time in advance of the Meeting, contact Computershare to arrange to change their vote.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner and we (or our agent) have sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.  We do not intend to pay the costs of intermediaries forwarding the securityholder materials to OBOs so OBOs will only receive the securityholder materials where the intermediary has assumed such costs.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own.

Should an OBO of Common Shares wish to vote at the Meeting in person, insert the OBO’s name (or the name of the person the OBO wants to attend and vote on the OBO’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the OBO’s intermediary or send your intermediary another written request that the OBO or its nominee be appointed as proxy holder.  The intermediary is required under NI 54-101 to arrange, without expense to the OBO, to appoint the OBO or its nominee as proxy holder in respect of the OBO’s common shares.  Under NI

54-101, unless corporate law does not allow it, if the intermediary makes an appointment in this manner, the OBO or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting.  An intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the OBO or its nominee as proxy holder.  If an OBO requests that the intermediary appoint the OBO or its nominee as proxy holder, the OBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the OBOs vote to be counted.

OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.  Only registered Shareholders have the right to revoke a proxy.  OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them.  Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney authorized in writing and in the case of a corporation, duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to our registered office at Suite 2900, 550 Burrard Street, Vancouver, BC, Canada, V6C O3A or to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada, M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 416-263-9524 outside of Canada and the US, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed Proxyholder thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.  For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Our authorized common share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares which may be issued in series with such rights and restrictions as are determined by the directors at the time of issue.

As at the date hereof, we have issued and outstanding 108,476,377 fully paid and non-assessable common shares, each share carrying the right to one vote.  We have no other classes of voting securities and do not have any outstanding preferred shares.

Any shareholder of record at the close of business on April 1, 2014 is entitled to vote in person or by proxy at the Meeting.

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

To the best of the knowledge of our directors and senior officers, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all of our outstanding shares is:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Silver Standard Resources Inc.	18,985,807	17.50%

PARTICULARS OF MATTERS TO BE ACTED UPON

Number of Directors

The board of directors of the Company presently consists of six (6) directors. Management proposes that the number of directors on the Company's board be increased to seven (7). Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be set at seven for the ensuing year, subject to such increases as may be permitted by the articles of the Company and the provisions of the Business Corporations Act (British Columbia).

The Company’s Board of Directors recommends a vote “FOR” the approval of the resolution setting the number of directors at seven (7). In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the resolution setting the number of directors at seven (7).

Election of Directors

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until our next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

At the Meeting, we will ask shareholders to vote for the election of the seven nominees proposed by us as directors.  Each holder of Common Shares will be entitled to cast their votes for or withhold their votes from the election of each director.  The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for the election of all nominees whose names are set forth in this Information Circular, unless instructed otherwise.

Majority Voting for Directors

As part of its ongoing review of corporate governance practices, in April 2011, the Board of Directors adopted a policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Lead Director of our Board promptly following the shareholder’s meeting.  The Compensation and Corporate Governance Committee will consider the offer of resignation and make a recommendation to the Board of Directors on whether to accept it.  In considering whether or not to recommend acceptance of the resignation, the Compensation and Corporate Governance Committee will consider all factors deemed relevant by members of such Committee.  The Compensation and Corporate Governance Committee will be expected to recommend acceptance of the resignation except in situations where the consideration would warrant the applicable director continuing to serve on the Board of Directors.  The Board of Directors will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting.  A director who tenders his resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Compensation and Corporate Governance Committee at which the resignation is considered.

Nominees

The following charts provide information on the seven nominees proposed for election as directors, the Province or State and Country in which each is ordinarily resident and the period during which each has served as a director.

Included in these charts is information relating to the nominees’ membership on committees of the Board and Board and committee meeting attendance for the year ended December 31, 2013.  In that period, the Board held 5 regularly scheduled and 9 special meetings.  Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled over the year or more in advance.  In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation.  All nominees attended 100% of applicable Board meetings.

The charts also show present principal occupation and principal occupations held in the last five years, if different.  In addition, the charts show the nominees’ current equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, options (each equivalent in value to a common share) credited to each nominee as at December 31, 2013.  The total equity value of common shares held as at December 31, 2013 is presented in Canadian dollars.

The Company’s Board of Directors recommends a vote “FOR” the appointment of each of the following nominees as Directors. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of the directors set out in the following table.

Robert A. Quartermain British Columbia, Canada	Age: 59 Non-Independent Director since October 22, 2010
Robert Quartermain is our President and Chief Executive Officer.
Mr. Quartermain was the President and Chief Executive Officer of Silver Standard from January 1985 to January 2010.
Mr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, a Master of Science degree in mineral exploration from Queen’s University and was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.  Mr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Area of Expertise
Geology, Finance, Mineral Resources and Reserves, Corporate Governance, Human Resources and Compensation, Public Reporting, Government Relations and Shareholder Communications
Board/Committee Membership		Attendance
Board		14 of 14	100%
Securities held as at December 31, 2013
Options	Common Shares	Total Value of Common Shares
2,600,000	2,868,353	$15,718,574 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2013 ($5.48).

C. Noel Dunn Massachusetts, USA		Age: 54 Independent Director since October 22, 2010
Noel Dunn is our Lead Director and Chair of our Compensation and Corporate Governance Committee.
Mr. Dunn is the Managing Partner of Ero Resource Partners LLC.  Mr. Dunn was the Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments from 2011 to 2013 and is a former partner of Niantic Partners LLC, a private equity partnership formed in 2009, which focused on investing in real estate, natural resources and other physical assets.  Prior to 2009, Mr. Dunn spent most of his career working in investment banking, primarily with Goldman Sachs managing a capital underwriting business in London, and in later years, with Bear Stearns and JP Morgan as a leader of their respective investment banking practices in mining and metals.

Area of Expertise
Accounting, Audit and Finance, Human Resources and Compensation, Corporate Governance, Shareholder Communications and Public Reporting
Board/Committee Membership		Attendance
Board Audit Compensation and Corporate Governance		14 of 14 4 of 4 3 of 3	100% 100% 100%
Securities held as at December 31, 2013
Options	Common Shares	Total Value of Common Shares
340,000	100,000	$548,000 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2013 ($5.48).

Ross A. Mitchell British Columbia, Canada	Age: 65 Independent Director since October 22, 2010
Ross Mitchell is the Chair of our Audit Committee.
Mr. Mitchell was Vice President, Finance of Silver Standard from 1996 until his retirement in 2007. He formed his own holding company in 2008 which invests in various publicly traded companies and real estate.
Mr. Mitchell earned a Bachelor of Commerce Degree from the University of British Columbia in 1971 and earned his Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia in 1973.

Area of Expertise
Accounting, Audit and Finance, International and Business Tax, Human Resources and Compensation, Corporate Governance, Information Systems and Public Reporting
Board/Committee Membership		Attendance
Board Audit Compensation and Corporate Governance		14 of 14 4 of 4 3 of 3	100% 100% 100%
Securities held as at December 31, 2013
Options	Common Shares	Total Value of Common Shares
300,000	105,000	$575,400 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2013 ($5.48).

Joseph J. Ovsenek British Columbia, Canada		Age: 55 Non-Independent Director since December 21, 2010
Joseph Ovsenek is our Executive Vice President and Chief Development Officer.
Prior to joining us in January 2011, Mr. Ovsenek served as Senior Vice President, Corporate Development of Silver Standard from September 2009 to January 2011 and Senior Vice President, Corporate of Silver Standard from February 2003 to September 2009.
Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Area of Expertise
Finance, Corporate Governance, Mergers and Acquisitions, Human Resources and Compensation, Information Systems, Public Reporting, Community & Government Relations and Shareholder Communications
Board/Committee Membership		Attendance
Board		14 of 14	100%
Securities held as at December 31, 2013
Options	Common Shares	Total Value of Common Shares
1,500,000	125,575	$688,151 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2013 ($5.48).

Tom S.Q. Yip Colorado, USA		Age: 56 Director since February 15, 2011 (Independent Director since September 1, 2011)
Tom Yip is the Chief Financial Officer of International Tower Hill Mines Ltd.  Prior to joining ITH, Mr. Yip was the Vice President, Finance and Chief Financial Officer of Silver Standard from July 2007 until August 2011.
Mr. Yip is a Chartered Accountant and holds a Bachelor of Commerce Degree in Business Administration from the University of Alberta.

Area of Expertise
Accounting, Audit and Finance, International and Business Tax, Human Resources and Compensation, Corporate Governance, Information Systems and Public Reporting
Board/Committee Membership		Attendance
Board Audit		14 of 14 4 of 4	100% 100%
Securities held as at December 31, 2013
Options	Common Shares	Total Value of Common Shares
260,000	55,000	$301,400 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2013 ($5.48).

George Paspalas British Columbia, Canada	Age:51 Director since May 10, 2013
George Paspalas is the President and Chief Executive Officer of MAG Silver Corp.  Prior to joining MAG Silver, Mr. Paspalas was the President and Chief Executive Officer of Aurizon Mines Ltd. from August 2011 to June 2013.  From 2007 to 2011, Mr. Paspalas was the Chief Operating Officer of Silver Standard Resources Inc.  Prior to that, Mr. Paspalas held senior management positions with Placer Dome Inc., including Executive Vice-President and Senior Vice President Projects - Technical Development and as President and Chief Executive Officer of Placer Dome Africa.
Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.

Area of Expertise
Construction – mining, Operations and Development – mining, Mergers and Acquisitions
Board/Committee Membership		Attendance
Board Compensation and Corporate Governance		11 of 14(1) 1 of 3(1)	100% 100%
Securities
Options	Common Shares	Total Value of Common Shares
190,000	8,000	$43,840(2)
(1)	Mr. Paspalas was appointed as a director on May 10, 2013 and has attended every meeting since his appointment.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2013 ($5.48).

Peter Birkey Minnesota, USA	Age: 44 Proposed Director
Peter Birkey is an Investment Executive who has over twenty years of experience investing in the financial markets and advising both public and private companies.
Mr. Birkey was an Executive Vice President for Liberty Mutual Asset Management responsible for all Strategy, Public Markets, Risk Management, Real Estate and Special Situations.  Prior to this, he was a Senior Vice President for AmerUs Capital Management (now Aviva USA) responsible for their Investment Department and a Portfolio Manager for AEGON USA.
Mr. Birkey is a graduate with highest honors from the University of Chicago with an MBA in Finance and Marketing.  He earned his Bachelor’s degree at Coe College in Economics and Business Administration and is also a Chartered Financial Analyst.

Area of Expertise
Accounting, Audit and Finance, Human Resources and Compensation, Corporate Governance, Shareholder Communications and Public Reporting
Securities
Options	Common Shares	Total Value of Common Shares
Nil	Nil	Nil
To the best of management’s knowledge, other than described herein, no proposed director is, or has been within the last ten years, a director or executive officer of any company that:

(a)
while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)
after the director or executive officer ceased to be a director or executive officer, was the subject of a cease trade or similar order or an order which resulted from an event that happened while the director acted in that capacity that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of our directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Confirmation and Approval of Advance Notice Policy

On March 4, 2014, the Board of Directors of the Company adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Information Circular as Schedule B. In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth more fully below.

Purpose of the Advance Notice Policy

The Directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, Directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule B.

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board of Directors of the Company may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the Board of Directors of the Company and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.	The Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Information Circular dated April 10, 2014 be and is hereby ratified, confirmed and approved;

2.
The Board of Directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.
Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.

The Company’s Board of Directors recommends a vote “FOR” the approval of the Advance Notice Policy Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Advance Notice Policy Resolution.

EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	Robert Quartermain, our chief executive officer (“CEO”);

(b)	Peter De Visser, our chief financial officer (“CFO”);

(c)	Joseph Ovsenek, our Executive Vice President and Chief Development Officer;

(d)	Ken McNaughton, our Vice President and Chief Exploration Officer; and

(e)	Ian Chang, our Vice President of Project Development.

Compensation Discussion & Analysis

We recognize that people are our primary asset and our principal source of competitive advantage.  Our success depends upon attracting and retaining a group of highly qualified and motivated executives dedicated to our success and strong long-term performance.  As the mining industry is in a very competitive labour market and this situation may continue for the foreseeable future, achieving the appropriate compensation arrangements is critical for our success.

Our underlying philosophy in determining the compensation of our executives is to align the interest of our executives with those of our shareholders while ensuring that we attract and retain highly qualified individuals who are able to carry out our business objectives.

Comparative data for the following peer companies were evaluated after being accumulated from a number of external sources:  Detour Gold Corp., Osisko Mining Corporation, Silver Standard Resources Inc., Tahoe Resources Inc., Continental Gold Inc. and Primero Mining Corp.  We selected these six development stage precious metal companies as our peer group on the basis that they are the direct competitors for the individuals we require to build our company into a significant precious metals producer.

There are four basic components to our executive compensation arrangements: base salary; short-term incentive award; long-term incentive compensation; and non-cash compensation.

Base Salary – Annual base salary is considered in the context of the total compensation package.  We must be competitive within the market place where we compete for talent.  Salary reviews will occur on an annual basis and base salary may be adjusted based on an individual’s evaluated performance as assessed by the Compensation and Corporate Governance Committee in discussion with the President and CEO.  As competition for skilled executive officers is intense, we expect that base salaries for additional executive officers will be determined by the market place.

Short-term Incentive – The objective of our short term incentive program is to motivate our executives to achieve, and reward their achievement of, our annual goals and objectives.  The program relies on the assessment of an individual’s performance by the President and CEO in light of the individual’s responsibilities.  Short term assessment awards will be determined by discussion amongst the Compensation and Corporate Governance Committee in consultation with our President and CEO without formal objectives, criteria or analysis.

Long-Term Incentive (LTI) – Our long term incentive awards program consists of stock options to purchase common shares.  Stock options are used to retain our Named Executive Officers while aligning their interests with those of our shareholders by providing an incentive to grow our company and increase the wealth of our shareholders, through an increase in our share price.  Our Compensation and Corporate Governance Committee has established a vesting schedule and option term focused on the retention of our Named Executive Officers and other employees.  Under this retention program, 25% of granted options vest every six months commencing on the date of grant, with options granted for a five year term, subject to certain conditions.

Non-cash Compensation – In addition to the programs outlined above, our executives will be eligible to participate in our provided health and wellness benefits, paid vacation and other perquisites.  We will review these benefits for competitiveness as we continue to grow.

Performance Graph

The following graph compares the monthly percentage change in our cumulative total shareholder return on our common shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index from the completion of our IPO on December 21, 2010 to December 31, 2013.

During the period from our IPO to December 31, 2013, we increased our market capitalization by $71.8 million (14.3%).  During the fourth quarter of 2013, however, our share price declined reducing the cumulative total shareholder return on our common shares (the “Shares”) below that of the total shareholder return of the S&P/TSX Composite Total Return Index (the “Index”) as at December 31, 2013.

Our approach to compensation is closely tied to our goal of creating long-term shareholder value through consistent performance relative to our peers, with the specific goal of advancing our Brucejack Project to production.  As our common shares commenced trading on the TSX on December 21, 2010, we have limited trading history and continue to add executive officers as we build the team to advance the Brucejack Project.  From our IPO in December 2010 to December 31, 2013, we did not award any base salary increases to our Named Executive Officers.  The period from December 21, 2010 to December 31, 2011 was the first period for which we granted short term incentive awards and long term incentive awards to our Named Executive Officers with the return on our Shares trending above the Index.  In December 2012, short term incentive awards and long term incentive awards decreased from the prior year for our Named Executive Officers with the trend for the period of our Shares above the Index.  Short term incentive awards and long term incentive awards in December 2013 were held constant with the prior year, while the trend for the period of our Shares finished below the Index.

We feel that our executive compensation policy is effective and supports a strong relationship between the compensation earned by the Named Executive Officers and the investment return of shareholders as we advance the Brucejack Project to production.

Option-Based Awards

The granting of stock options to date has been based on discussion by our Compensation and Corporate Governance Committee in consultation with our CEO, taking into account market conditions for personnel.  Any amendments to our stock option plan will be proposed by our Compensation and Corporate Governance Committee in consultation with our executive officers.  Our Compensation and Corporate Governance Committee will then submit the proposed amendments to our Board of Directors for approval.  In granting stock options, our Compensation and Corporate Governance Committee takes into account previous option grants.

Compensation Governance

Our Compensation and Corporation Governance Committee is comprised of three independent directors: C. Noel Dunn (Chair), Ross A. Mitchell and George Paspalas.  Each member of the committee has the necessary experience to enable him to make decisions on the suitability of our compensation policies or practices. Their relevant experience is set out in their respective biographies under the heading “Election of Directors”.  The Compensation Committee’s responsibilities, powers and operation are described under the heading “Corporate Governance Disclosure – Compensation and Corporate Governance Committee”.

SUMMARY COMPENSATION TABLE

Set out below are particulars of compensation paid to the following persons who constitute named executive officers (the “Named Executive Officers”) of the Company for the purposes of National Instrument 51-102 Continuous Disclosure Obligations.

The following table is a summary of compensation paid to our Named Executive Officers for the last three fiscal years.

Name and principal position	Year	Salary ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Robert Quartermain President and Chief Executive Officer	2011 2012 2013	400,000 400,000 400,000	1,861,158 2,315,693 1,802,881	N/A N/A N/A	N/A N/A N/A	1,505,650 455,691 Nil	3,766,808 3,171,384 2,202,881
Peter de Visser Chief Financial Officer	2011 2012 2013	96,000 96,000 96,000	248,154 231,569 184,600	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	344,154 327,569 280,600
Joseph Ovsenek Chief Development Officer	2011 2012 2013	300,000 300,000 300,000	3,787,740 1,543,795 1,245,003	N/A N/A N/A	N/A N/A N/A	300,000 250,000 250,000	4,387,740 2,093,795 1,795,003
Ken McNaughton Chief Exploration Officer	2011 2012 2013	300,000 300,000 300,000	3,787,740 1,543,795 1,245,003	N/A N/A N/A	N/A N/A N/A	300,000 250,000 250,000	4,387,740 2,093,795 1,795,003
Ian Chang Vice President, Project Development	2011 2012 2013	250,000 250,000 250,000	1,725,277 308,760 240,378	N/A N/A N/A	N/A N/A N/A	35,000 30,000 30,000	2,010,277 588,760 520,378
(1)	This amount is based on the fair value of the Option-based awards on their grant date and are valued using the Black-Scholes option pricing model.

Named Executive Officer Compensation

Compensation for Robert A. Quartermain, our President and CEO, was negotiated between the Board and Mr. Quartermain prior to our initial public offering in December 2010.  In reaching an agreement on compensation, discussion was had amongst the Board members with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Quartermain.  Mr. Quartermain’s compensation is comprised of a base salary, a short-term incentive award, a long-term incentive award and non-cash compensation.  Mr. Quartermain’s short-term incentive award is a term of his Employment Agreement and is based on the annual increase in our market capitalization.  As a short-term incentive award, he receives a cash payment equal to 0.25% of the annual increase in our market capitalization, provided the annual increase is greater than 10%.

Compensation for Peter de Visser, our CFO, was determined through negotiation between Mr. Quartermain and Mr. de Visser prior to our initial public offering in December 2010 and is comprised of a fee paid to Mr. de Visser’s management corporation, De Visser Management Ltd. and a long-term incentive award.  Mr. de Visser’s compensation was reviewed and subject to discussion by the Board, with advice from legal counsel, prior to its approval.

Compensation for Joseph Ovsenek, our Chief Development Officer was negotiated between Mr. Quartermain and Mr. Ovsenek prior to Mr. Ovsenek joining us in January 2011.  Mr. Ovsenek’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. Ovsenek’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

Compensation for Ken McNaughton, our Chief Exploration Officer was negotiated between Mr. Quartermain and Mr. McNaughton prior to Mr. McNaughton joining us in January 2011.  Mr. McNaughton’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. McNaughton’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

Compensation for Ian Chang, our Vice President, Project Development was negotiated between Mr. Quartermain and Mr. Chang prior to Mr. Chang joining us in April 2011.  Mr. Chang’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. Chang’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

Named Executive Compensation for 2013

Base salary for 2013 was negotiated for each of our Named Executive Officers at the time they negotiated their respective employment agreements.  For 2013, there were no increases in base salary for our Named Executive Officers.

Mr. Quartermain was not paid a short-term incentive award in 2013 in accordance with the terms of his Employment Agreement.  Short-term incentive awards paid to Mr. Ovsenek and Mr. McNaughton were determined by discussion amongst the Compensation and Corporate Governance Committee and in consultation with our President and CEO without formal objectives or criteria, but taking into account our share price performance over the year and the average and median short term incentive awards paid by our peer group.  Mr. Chang’s short-term incentive award was determined by our President and CEO without formal objectives, criteria or analysis.

In 2013, stock options were granted to our Named Executive Officers as a long-term incentive award.  The number of options granted to each of Mr. Quartermain, Mr. Ovsenek and Mr. McNaughton was reviewed by the Compensation and Corporate Governance Committee and approved by the Board, in consultation with our CEO through discussion, without formal objectives or criteria, but taking into account our share price performance over the year and the average and median long-term incentive awards paid by our peer group.  Mr. De Visser’s and Mr. Chang’s long-term incentive awards were determined by discussion amongst the Compensation and Corporate Governance Committee and in consultation with our President and CEO without formal objectives, criteria or analysis.

No Named Executive Officer or director has purchased any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Risks Associated with Compensation Practices

Our Board is aware of the fact that compensation practices can have unintended risk consequences.  The Board’s oversight of our strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks.  As short-term incentive awards are determined at the discretion of the Board (other than for our President and CEO), the ability of an individual to target specific performance parameters to the detriment of our overall performance is limited, while long-term incentive awards align our management with our shareholders’ interest in our growth.  Our Compensation and Corporate Governance Committee (a) reviews our compensation policies to identify any practice that might encourage an employee to expose us to unacceptable risk and (b) has not identified any risks arising from our compensation policies and practices that could encourage a Named Executive Officer or other individual to take inappropriate or excessive risks.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each Named Executive Officer at December 31, 2013.  Our Named Executive Officers do not have any outstanding share-based awards.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise price ($)	Option Expiration date	Value of unexercised in-the-money options(1) ($)
Robert Quartermain	1,700,000 300,000 300,000 300,000	6.00 11.78 13.70 5.85	12/21/2015 12/15/2016 12/12/2017 12/17/2018	Nil Nil Nil Nil
Peter de Visser	200,000 40,000 30,000 30,000	6.00 11.78 13.70 5.85	12/21/2015 12/15/2016 12/12/2017 12/17/2018	Nil Nil Nil Nil
Joseph Ovsenek	150,000 650,000 300,000 200,000 200,000	6.00 6.10 11.78 13.70 5.85	12/21/2015 01/28/2016 12/15/2016 12/12/2017 12/17/2018	Nil Nil Nil Nil Nil
Ken McNaughton	150,000 650,000 300,000 200,000 200,000	6.00 6.10 11.78 13.70 5.85	12/21/2015 01/28/2016 12/15/2016 12/12/2017 12/17/2018	Nil Nil Nil Nil Nil
Ian Chang	275,000 40,000 40,000 40,000	11.01 11.78 13.70 5.85	03/16/2016 12/15/2016 12/12/2017 12/17/2018	Nil Nil Nil Nil
(1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2013 ($5.48) and the exercise price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2013.  Option-based awards are granted at the closing price of our common shares on the TSX on the day prior to the date of grant.  Options awarded vest one quarter every six months commencing on the grant date and have a five year term.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Quartermain	Nil	N/A	N/A
Peter de Visser	Nil	N/A	N/A
Joseph Ovsenek	Nil	N/A	N/A
Ken McNaughton	Nil	N/A	N/A
Ian Chang	Nil	N/A	N/A
(1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2013 ($5.48) and the exercise price of each vested option.

TERMINATION AND CHANGE OF CONTROL BENEFITS

We have entered into an Employment Agreement with Robert A. Quartermain. The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation.

Mr. Quartermain’s annual salary for 2013 was $400,000 and his bonus is tied to our market capitalization such that he will receive 0.25% of the annual increase (if any) in our market capitalization, provided that such increase is 10% or more in the year.  Under the terms of Mr. Quartermain’s Employment Agreement, upon termination without cause, Mr. Quartermain would be entitled to receive twenty-four months of his base salary, twice the average annual performance bonus calculated in accordance with the Employment Agreement in the 3 years immediately preceding termination, and all unvested stock options granted to Mr. Quartermain pursuant to the Stock Option Plan would immediately vest (the “Separation Package”).  Any such Separation Package payable to Mr. Quartermain is required to be paid to him within five days of the termination of his employment.  In the event of a take-over bid, tender or exchange offer, proxy contest or any similar event or occurrence or series of events or occurrences, or the execution of an agreement which, if consummated, would constitute a Change of Control, Mr. Quartermain will not voluntarily leave the employ of the Company until the Change of Control occurs or, if earlier, such take-over bid, tender or exchange offer, proxy contest or similar event or occurrence or series of events or occurrences, or agreement is terminated or abandoned.  In the event that within 12 months following a Change of Control, (i) the Company terminates Mr. Quartermain’s employment without just cause; or (ii) Mr. Quartermain terminates his employment for Good Reason (as defined in the Employment Agreement), then the Company will provide Mr. Quartermain the Separation Package.

The terms of Mr. Quartermain’s Employment Agreement were determined through negotiation between Mr. Quartermain and the Board, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Quartermain.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Mr. Quartermain is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Quartermain has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

We have entered into an Employment Agreement with Joseph Ovsenek.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation.

Mr. Ovsenek’s annual salary for 2013 was $300,000 and his bonus is at the discretion of the Compensation and Corporate Governance Committee.  Under the terms of Mr. Ovsenek’s Employment Agreement, upon termination without cause, Mr. Ovsenek would be entitled to receive twenty-four months of his base salary, twice the average annual performance bonus calculated in accordance with the Employment Agreement in the 3 years immediately preceding termination, and all unvested stock options granted to Mr. Ovsenek pursuant to the Stock Option Plan would immediately vest (the “Separation Package”).  Any such Separation Package payable to Mr. Ovsenek is required to be paid to him within five days of the termination of his employment.  In the event of a take-over bid, tender or exchange offer, proxy contest or any similar event or occurrence or series of events or occurrences, or the execution of an agreement which, if consummated, would constitute a Change of Control, Mr. Ovsenek will not voluntarily leave the employ of the Company until the Change of Control occurs or, if earlier, such take-over bid, tender or exchange offer, proxy contest or similar event or occurrence or series of events or occurrences, or agreement is terminated or abandoned.  In the event that within 12 months following a Change of Control, (i) the Company terminates Mr. Ovsenek’s employment without just cause; or (ii) Mr. Ovsenek terminates his employment for Good Reason (as defined in the Employment Agreement), then the Company will provide Mr. Ovsenek the Separation Package.

The terms of Mr. Ovsenek’s Employment Agreement were determined through negotiation between Mr. Ovsenek and Mr. Quartermain and were discussed with and approved by the Compensation and Corporate Governance Committee, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Ovsenek.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. Ovsenek is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Ovsenek has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

We have entered into an Employment Agreement with Ken McNaughton.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation.

Mr. McNaughton’s annual salary for 2013 was $300,000 and his bonus is at the discretion of the Compensation and Corporate Governance Committee.  Under the terms of Mr. McNaughton’s Employment Agreement, upon termination without cause, Mr. McNaughton would be entitled to receive twenty-four months of his base salary, twice the average annual performance bonus calculated in accordance with the Employment Agreement in the 3 years immediately preceding termination, and all unvested stock options granted to Mr. McNaughton pursuant to the Stock Option Plan would immediately vest (the “Separation Package”).  Any such Separation Package payable to Mr. McNaughton is required to be paid to him within five days of the termination of his employment.  In the event of a take-over bid, tender or exchange offer, proxy contest or any similar event or occurrence or series of events or occurrences, or the execution of an agreement which, if consummated, would constitute a Change of Control, Mr. McNaughton will not voluntarily leave the employ of the Company until the Change of Control occurs or, if earlier, such take-over bid, tender or exchange offer, proxy contest or similar event or occurrence or series of events or occurrences, or agreement is terminated or abandoned.  In the event that within 12 months following a Change of Control, (i) the Company terminates Mr. McNaughton’s employment without just cause; or (ii) Mr. McNaughton terminates his employment for Good Reason (as defined in the Employment Agreement), then the Company will provide Mr. McNaughton the Separation Package.

The terms of Mr. McNaughton’s Employment Agreement were determined through negotiation between Mr. McNaughton and Mr. Quartermain and were discussed with and approved by the Compensation and Corporate Governance Committee, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. McNaughton.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. McNaughton is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. McNaughton has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

We have entered into an Employment Agreement with Ian Chang.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation.

Mr. Chang’s annual salary for 2013 was $250,000 and his bonus is at the discretion of our President and Chief Executive Officer.  Under the terms of Mr. Chang’s Employment Agreement, Mr. Chang would be entitled to receive twenty-four months of his base salary, twice the average annual performance bonus calculated in accordance with the Employment Agreement in the 3 years immediately preceding termination, and all unvested stock options granted to Mr. Chang pursuant to the Stock Option Plan would immediately vest (the “Separation Package”).  Any such Separation Package payable to Mr. Chang is required to be paid to him within five days of the termination of his employment.  In the event of a take-over bid, tender or exchange offer, proxy contest or any similar event or occurrence or series of events or occurrences, or the execution of an agreement which, if consummated, would constitute a Change of Control, Mr. Chang will not voluntarily leave the employ of the Company until the Change of Control occurs or, if earlier, such take-over bid, tender or exchange offer, proxy contest or similar event or occurrence or series of events or occurrences, or agreement is terminated or abandoned.  In the event that within 12 months following a Change of Control, (i) the Company terminates Mr. Chang’s employment without just cause; or (ii) Mr. Chang terminates his employment for Good Reason (as defined in the Employment Agreement), then the Company will provide Mr. Chang the Separation Package.

The terms of the Employment Agreement were determined through negotiation between Mr. Chang and our President and Chief Executive Officer.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. Chang is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Chang has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

The table below sets out the estimated incremental payments, payables and benefits due to the Named Executive Officers on termination without cause assuming termination on December 31, 2013.

Name	Base Salary(1) ($)	Bonus ($)	Option-Based Awards (2) ($)	All Other Compensation ($)	Total ($)
Robert Quartermain	800,000	1,307,560 (3)	Nil	Nil	2,107,560
Joseph Ovsenek	600,000	533,334 (4)	Nil	Nil	1,133,334
Ken McNaughton	600,000	533,334 (4)	Nil	Nil	1,133,334
Ian Chang	500,000	60,000	Nil	Nil	560,000
(1)	24 months’ base salary.
(2)
Assumes the vesting of all outstanding options and is calculated based on the difference between the market price of our shares on the TSX on December 31, 2013 ($5.48) and the exercise price of each option.

(3)
Mr. Quartermain’s bonus is calculated as 0.25% of the annual increase (if any) in our market capitalization, provided that such increase is 10% or more in the year, calculated based on the difference between the volume weighted average price of our shares on the TSX for the ten days trading days up to and including December 31, 2013 ($5.48) and for that same period ended December 31, 2012 ($13.26).  Upon termination without cause, Mr. Quartermain’s bonus is twice the average annual performance bonus over the past three years.

(4)	Twice the average annual performance bonus over the past three years.

DIRECTOR COMPENSATION

2013 Director Compensation Table

The following table sets out all amounts of compensation provided to our directors, other than Robert Quartermain our President and Chief Executive Officer and Joseph Ovsenek, our Chief Development Officer, for the year ended December 31, 2013.

Name	Fees earned ($)	Option-based awards (1) ($)	All other compensation ($)	Total ($)
C. Noel Dunn	50,000	253,836	Nil	303,836
Ross Mitchell	35,000	223,784	Nil	258,784
John Smith	Nil (2)	57,428	Nil	57,428
Tom Yip	27,500	193,756	Nil	221,256
George Paspalas	18,571	452,810	Nil	471,381
(1)	This amount is based on the fair value of the Option-based awards on their grant date and are valued using the Black-Scholes option pricing model.
(2)
As a representative of Silver Standard, no directors’ fees were paid to Mr. Smith.  Mr. Smith did not stand for re-appointment to the Board of Directors at our Annual and Special Meeting which was held on May 10, 2013.

Each independent director is paid a retainer fee of $25,000 per year. Mr. Dunn is paid an additional $22,500 retainer for being the Chair of the Compensation and Corporate Governance Committee and Lead Director.  Mr. Mitchell is paid an additional $7,500 for being the Chair of the Audit Committee.  Each independent director was paid a $500 stipend for 5 special meetings that were held in 2013 for their additional time and resources.

The Compensation and Corporate Governance Committee reviews Board compensation on an annual basis and recommends revisions to the annual retainers paid to the Board of Directors when warranted in the circumstances.  In addition, the Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Outstanding Option Based Awards

The following table sets out all option-based awards outstanding for each of our directors, other than Robert Quartermain our President and CEO and Joseph Ovsenek, our Chief Development Officer, as at December 31, 2013.

Option-based awards are granted at the closing price of our common shares on the TSX on the day prior to the date of grant.  Options awarded vest one quarter every six months commencing on the grant date and have a five year term.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
C. Noel Dunn	200,000 50,000 40,000 50,000	6.00 11.78 13.70 5.85	12/21/2015 12/15/2016 12/12/2017 12/17/2018	Nil
Ross A. Mitchell	175,000 45,000 35,000 45,000	6.00 11.78 13.70 5.85	12/21/2015 12/15/2016 12/12/2017 12/17/2018	Nil
Tom Yip	150,000 40,000 30,000 40,000	11.01 11.78 13.70 5.85	03/16/2016 12/15/2016 12/12/2017 12/17/2018	Nil
George Paspalas	150,000 40,000	6.40 5.85	05/17/2018 12/17/2018	Nil
(1)	Calculated based on the difference of the market price of our shares on the TSX on December 31, 2013 ($5.48) and the exercise price of each option.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our directors, other than Robert A. Quartermain our President and CEO and Joseph Ovsenek our Chief Development Officer, vested or earned during the year ended December 31, 2013.  Options awarded vest one quarter every six months commencing on the grant date and have a five year term.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
C. Noel Dunn	Nil	N/A	N/A
Ross A. Mitchell	Nil	N/A	N/A
John Smith	Nil	N/A	N/A
Tom Yip	Nil	N/A	N/A

(1)	This amount is based on the fair value of the Option-based award on their grant date and are valued using the Black-Scholes option pricing model.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as at December 31, 2013 with respect to compensation plans under which our equity securities are authorized for issuance.

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a) (c)
Equity compensation plans approved by securityholders	9,841,950	8.63	663,155
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	9,841,950	8.63	663,155

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein or in our Annual Information Form dated March 31, 2014, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as our auditor to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

The persons named in the enclosed Proxy will vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the directors.   PricewaterhouseCoopers LLP, has served as our auditor since October 24, 2010.

CORPORATE GOVERNANCE DISCLOSURE

Our Compensation and Corporate Governance Committee is responsible for reviewing our overall governance principles and governance issues that arose during the course of 2013.  National Instrument 58-101 - Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The following describes our corporate governance practices.

Board of Directors

Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with us.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with us.

Applying the definition set out in NI 52-110, four of the six members of the Board were independent.  The members who were independent in 2013 were C. Noel Dunn, Ross Mitchell, George Paspalas and Tom Yip.  Robert Quartermain was not independent by virtue of the fact that he was our President and Chief Executive Officer and Joseph Ovsenek is not independent by virtue of the fact that he is our Chief Development Officer.  As a result, the majority of our directors were independent in 2013.

Independent directors will hold regularly scheduled, and ad hoc, meetings at which non-independent directors and members of management are not in attendance.  At each regularly scheduled Board meeting, the independent directors will hold an in camera session.  Mr. Dunn, an independent director, is our Lead Director and acts as chair of meetings of the independent members of the Board and acts as the liaison between management and the Board.

In addition to their positions on our Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Robert Quartermain	Primero Mining Corp.
C. Noel Dunn	Pan American Silver Corp., Alderon Iron Corp.
George Paspalas	MAG Silver Corp.

Interlocking Boards

None of our directors currently serve together on the Board of any other company.

Attendance of Directors at Board and Committee Meetings

During the year ended December 31, 2013, the Board of Directors held a total of fourteen meetings.  The attendance record of the directors at such meetings is as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (14 Meetings)	Independent Director Meetings (14 Meetings)	Audit Committee Meetings (4 Meetings)	Compensation and Corporate Governance Committee Meetings (2 Meetings)
Robert Quartermain	14 of 14 100%	-	-	-
Joseph Ovsenek	14 of 14 100%	-	-	-
C. Noel Dunn	14 of 14 100%	12 of 12 100%	4 of 4 100%	3 of 3 100%
Ross Mitchell	14 of 14 100%	12 of 12 100%	4 of 4 100%	3 of 3 100%
Tom Yip	14 of 14 100%	12 of 12 100%	4 of 4 100%	-
George Paspalas	11 of11 100%	11 of11 100%	-	1 of 1 100%
John Smith	3 of 3 100%	3 of 3 100%	-	2 of 2 100%
Overall Attendance Rate	100%	100%	100%	100%

Position Descriptions

The Board has developed a written position description for the Lead Director.  The Board also requires that each chair of a Committee, among other things, ensures (i) effective functioning of the Committee, (ii) responsibilities of the Committee are well understood and (iii) that Board functions, delegated to the Committees, are carried out.

Robert Quartermain will serve as Chairman of the Board.  The Chairman is responsible for leading the Board in the performance of its duties and discharging its responsibilities in an effective manner and setting the Board’s agenda to enable it to successfully carry out its duties. The Chairman will preside at meetings of the Board and the shareholders.

The Board has developed a written position description for the CEO, which sets out his specific duties and responsibilities.  Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day-to-day operation of our business and, amongst other things, has primary accountability for our profitability and growth and responsibility for reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

Orientation and Continuing Education

Most of our directors have either been with us since incorporation on October 22, 2010 or were nominees of Silver Standard, our major shareholder, save for Mr. Paspalas, who was the Chief Operating Officer of Silver Standard from 2007 to 2011.  As such, all are well acquainted with our projects and business.  Each of our directors was nominated to our Board for his respective area of expertise.  By using a Board of Directors composed of experienced professionals with a wide range of financial, exploration and business expertise, we ensure that the Board operates effectively and efficiently.

All of the directors are actively involved in their respective areas of expertise and have full access to our management.  During 2014, we plan on providing continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand their obligations as directors, information sessions on relevant corporate issues including short, medium and long-term corporate objectives, business risks and mitigation strategies and strategic planning meetings with management.  Our directors visited our Brucejack project in 2013 and will do so again in 2014.

In order to assist in the flow of information to our Board, we use an electronic board portal.  The board portal facilitates the provision of resources to the Board.  If and when a new director is added to our Board, they will have the opportunity to become familiar with us by meeting with other directors and with our officers and employees, and reviewing our policies and other resources contained in the board portal.

The Compensation and Corporate Governance Committee will review, approve and report to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of our business remains current.

Ethical Business Conduct

The Board of Directors has adopted a Code of Conduct, which has been filed on SEDAR and is available on our website at www.pretivm.com.

Annual certification is required by each of our directors, officers and employees acknowledging his or her respective obligations under the Code of Conduct.

No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

Under the Code of Conduct, members of the Board and executive officers will be required to disclose any conflict of interest or potential conflict of interest to the entire Board, and in respect of Board members, to any committee on which they serve. Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with us.

The Board advocates a high standard of integrity for all of us and its members.  As part of its responsibility for our stewardship, the Board seeks to foster a culture of ethical conduct by requiring us to carry out our business in line with high business and moral standards and applicable legal and financial requirements.  In this regard, the Board has, among other things, established the following: a Compensation and Corporate Governance Committee and a Code of Conduct.  The Board requires all directors, officers and employees to acknowledge having read and understood annually the Code of Conduct, and encourages management to consult with legal and financial advisors to confirm we are meeting our requirements.

The Compensation and Corporate Governance Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, reviewing the system that management will establish to enforce the Code and reviewing management’s monitoring of our compliance with the Code.

The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure and Trading Policy to set guidelines for us and our directors, officers, employees and consultants in respect of satisfying the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.  The Board has also adopted a Whistle Blower Policy to set out the procedures for receiving, handling and retaining of complaints regarding improper activities, as well as for employees and others to submit confidential anonymous concerns regarding improper activities, including questionable accounting, auditing or other matters.

Nomination of Directors

The Compensation and Corporate Governance Committee has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the Board and analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs.

The Compensation and Corporate Governance Committee is comprised of C. Noel Dunn, Chair, Ross Mitchell, and George Paspalas.  All members of the Compensation and Corporate Governance Committee are independent.  In reviewing potential candidates, the Compensation and Corporate Governance Committee will review the competencies of and skills of potential candidates against those that the Committee considers the Board as a whole should possess.  This assessment involves the exercise of the Compensation and Corporate Governance Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board.  Any new appointees or nominees to the Board have a favourable track record in general business management, special expertise in areas of strategic interest to us, the ability to devote the time required and a willingness to serve as a director.  The Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.  On this basis, the Committee makes recommendations to the Board regarding potential director candidates.

We have implemented a majority voting policy for directors.  Information on the majority voting for directors is set out in this Information Circular under the heading Election of Directors - Majority Voting for Directors.

Board Mandate

The mandate of our Board is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. In accordance with its mandate, our Board will, among other things:

•	review and approve strategic plans prepared or updated by management on an annual basis and monitor annual programs in relation to strategic plans;

•	review and approve programs and budgets for each fiscal year and monitor progress of programs and budgets against approved objectives;

•	monitor the integrity of our financial statements;

•	monitor our compliance with legal and regulatory requirements;

•	monitor and evaluate the performance of management, establish compensation programs and succession planning and determine compensation of the CEO and senior management;

•	oversee management’s implementation of environmental, community and health and safety policies and programs;

•	assist management in identifying our principal business risks; and

•	oversee management in implementing the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

The text of our Board mandate is attached hereto as Appendix A.

In order to assist the Board of Directors in carrying out its mandate, the Board of Directors has established two committees:

1.	Audit Committee, which carries out its functions in accordance with the Audit Committee Charter; and

2.	Compensation and Corporate Governance Committee, which carries out its functions in accordance with the Compensation and Corporate Governance Committee Charter.

Their mandates and memberships are outlined below.  All committee charters are reassessed annually by each respective committee.  All committee charters are posted on our website www.pretivm.com.

Audit Committee

The Audit Committee will meet with our CEO and CFO and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee will also recommend to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee will review and recommend to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Chair of the Audit Committee will be generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The Chair’s duties and responsibilities will include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from us or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Audit Committee is composed of Ross Mitchell, Chair, C. Noel Dunn and Tom Yip, all of whom are independent and financially literate as such terms are defined in NI 52-110.

NI 52-110 requires our Audit Committee to meet certain requirements. It also requires us to disclose certain information regarding the Audit Committee. The required information has been disclosed in our Annual Information Form for the fiscal year ended December 31, 2012, which has been filed on SEDAR (see “Additional Information” at the end of this Information Circular).

Compensation and Corporate Governance Committee

The main responsibilities of the Compensation and Corporate Governance Committee are to discharge the Board’s responsibilities relating to compensation and benefits of our executive officers and directors and to assist the Board in fulfilling its responsibilities with respect to oversight of corporate governance matters. The Board has adopted a written Compensation and Corporate Governance Committee Charter which provides that the Compensation and Corporate Governance Committee is responsible for:

•	evaluating the CEO’s performance and setting the CEO’s compensation level based on that performance;

•	reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors and making recommendations to the Board in that regard;

•
making recommendations to the Board with respect to our incentive compensation and equity-based plans and determining the recipients of, and nature and size of share compensation awards, bonuses and inducement grants;

•	developing and recommending to the Board corporate governance guidelines;

•
reviewing the performance of the Board, Board members, Board committees and management; and identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment.

In addition, the Compensation and Corporate Governance Committee reviews our compensation policies to identify any practice that might encourage an employee to expose us to unacceptable risk.

Pursuant to the written Compensation and Corporate Governance Committee Charter, all members will need to have a working familiarity with corporate governance practices.

The CEO may not be present during the Compensation and Corporate Governance Committee’s voting or deliberations.

The Compensation and Corporate Governance Committee reviews the compensation of the President and CEO and the senior officers on an annual basis.  Detailed disclosure about Executive Compensation can be found in this Information Circular under the heading Executive Compensation.

Assessments

The Compensation and Corporate Governance Committee will regularly review the time required from non-executive directors to perform their functions and assesses whether they are satisfying those time requirements. It will receive comments from all directors as to the Board’s performance, will be responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable. It will be required to report annually to the Board on such assessments.

ADDITIONAL INFORMATION

Additional information relating to us is on the SEDAR website at www.sedar.com under “Pretium Resources Inc.”

Financial information is provided in our comparative financial statements and MD&A for its most recently completed financial year, copies of which were previously mailed to shareholders who requested them, and are filed and available on SEDAR.

Shareholders may request copies of our financial statements and MD&A by contacting Investor Relations at 604-588-1784.

APPENDIX A

PRETIUM RESOURCES INC.

MANDATE OF THE BOARD OF DIRECTORS

As Adopted by the Board of Directors on December 19, 2010

I.	ROLE AND RESPONSIBILITIES

1.
The Board of Directors (the “Board”) is responsible for the stewardship of Pretium Resources Inc. (the “Company”).  This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.
The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.  The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings on at least a quarterly basis.

4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

7.
The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.

9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.

10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.

11.
The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d)	(i)
disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)
such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

12.
The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.
The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees.  The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

14.
The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require.  From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.  The following are the current committees of the Board:

(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)
the Corporate Governance and Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules.  The role of the Corporate Governance and Compensation Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(vii)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(viii)	review the adequacy and form of compensation of directors and senior management;

(ix)	establish a plan of succession;

(x)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(xi)	make recommendations to the Board.

II.	COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.
The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules.  The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.
If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the mining industry;

(b)	knowledge of current corporate governance standards;

(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and

(d)	financial and accounting expertise.

III.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.
If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities.  If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

4.
An individual director may engage an external adviser at the expense of the Company in appropriate circumstances.  Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

6.	The Board shall institute procedures for receiving shareholder feedback.

7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

8.	The non-management directors shall meet at least twice yearly without any member of management being present.

9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the creation of subsidiaries;

(g)	the creation of new Company bank accounts;

(h)	payment of dividends;

(i)	proxy solicitation material;

(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(k)	any material change to the business of the Company;

(l)	the appointment of members on any committee of the Board;

(m)	capital expenditures in excess of CAD$1,000,000 outside of the annual budget;

(n)	entering into any professional engagements where the fee is likely to exceed CAD$1,000,000 outside of the annual budget.

(o)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$1,000,000 outside the annual budget;

(p)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$250,000 other than product guarantees outside the annual budget;

(q)	the appointment or discharge of any senior officer of the Company;

(r)	entering into employment contracts with any senior officers; and

(s)	initiating or defending any law suits or other legal actions.

10.
The Board, together with the CEO and with the assistance of the Corporate Governance and Compensation Committee, shall develop position descriptions for the CEO.  The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

APPENDIX B

ADVANCE NOTICE POLICY
(the "Policy")

As approved by Board of Directors on March 4, 2014

Introduction

Pretium Resources Inc. (the "Company") is committed to (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) providing all shareholders with adequate notice of director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual general or special meeting of shareholders and sets forth the information that must be included in the notice provided to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual general or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This policy will be subject to an annual review, and will reflect changes as required by securities regulatory authorities or stock exchanges, or so as to meet industry standards from time to time.

Nominations of Directors

1.
Only persons who are eligible under the Business Corporations Act (British Columbia) (the “Act”) and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, only:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.
by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Part 5, Division 7 of the Act, or a requisition of the shareholders made in accordance with section 167 of the Act; or

c.
by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is reasonably satisfactory to the Company; and (B) who complies with the notice procedures set forth below in this Policy.

2.
In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Company at the principal executive offices of the Company.

3.	To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made:

a.
in the case of an annual general meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first Public Announcement (as defined below) of the date of the annual general meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.
in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual general meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice as described above.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

a.
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the current principal occupation or employment of the person and the principal occupation or employment of the person within the five years preceding the notice; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Company that are directly or indirectly controlled or directed by or owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and/or as of the date of such notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and all Applicable Securities Laws (as defined below); and

b.
as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee and/or Nominating Shareholder to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could reasonably be expected to be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

5.
No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting or in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act or at the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions of this Policy and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

a.
"Public Announcement" shall mean disclosure in a news release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

b.
"Applicable Securities Laws" means, collectively, the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada and all applicable security laws of the United States.

7.
Notwithstanding any other provision of this Policy, notice given to the Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

Effective Date

This Policy was approved and adopted by the Board on March 4, 2014(the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

Governing Law

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.